

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Heather Dixon
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle
Suite 1000
Franklin, Tennessee 37067

> **Re: Acadia Healthcare Company, Inc.**
> **Form 10-K filed February 28, 2024**
> **Response dated February 18, 2025**
> **File No. 001-35331**

Dear Heather Dixon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Industrial Applications and Services